June 26, 2013

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attn: Justin Dobbie

Re:    Quantum Fuel Systems Technologies Worldwide, Inc.
Registration Statement on Form S-3
Filed June 7, 2013
File No. 333-189190
Dear Mr. Dobbie:
We are responding to the Staff’s comment letter dated June 21, 2013 regarding the above referenced filing. To facilitate the Staff’s review of our responses, each of the Staff’s comments is set forth below in bold, italicized type, immediately followed by the Company’s response. In response to the Staff's comment letter, we are contemporaneously filing with the Commission an amended Registration Statement on Form S-3/A, which is intended to address the comments contained in your letter and to update the disclosures contained in the registration statement through June 26, 2013.
Registration Statement on Form S-3

Prospectus Summary, page 3

1.
Staff Comment: Please balance the Summary by disclosing your net losses for the last two fiscal years and most recent interim period; that your auditor has expressed substantial doubt regarding your ability to continue as a going concern; and recent instances of waivers of or non-compliance with covenants under your credit agreements. We note by way of example your disclosure in the second to last paragraph on page 11 of your Form 10-Q for the period ended March 31, 2013.

Company Response: We advise the Staff that we have added the disclosures below to the Prospectus Summary section of our amended Registration Statement:

“We incurred net losses from continuing operations before income taxes of $25,180,878 and $27,857,741 for the fiscal year ended December 31, 2012 and the eight month transition period ended December 31, 2011, and $5,194,157 for the quarter ended March 31, 2013, respectively. Haskell & White LLP, our independent registered public accounting firm, have included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2012, indicating that our current liquidity position, among other factors, raises substantial doubt about our ability to continue as a going concern.”

“During 2012 and through the first quarter of 2013, we were not in compliance with the quarterly performance to plan financial covenant contained in our loan agreement with our senior secured lender and as of March 31, 2013, we were also not in compliance with the asset coverage ratio covenant contained in the loan agreement. On May 20, 2013, we and our senior secured lender entered into a Loan and Security Modification Agreement pursuant to which, among other things, our senior secured lender agreed to waive all events of default under the loan agreement arising from our failure to comply with the performance to plan and asset coverage ratio covenants contained in the loan agreement.”

Risk Factors, page 8

2.
Staff Comment: Please add a risk factor describing the risks of non-compliance with debt covenants and quantifying the actual ratios or actual amounts as of the most recent interim period compared to the minimum or maximum ratios or amounts provided for in the loan agreement with your senior secured lender.

Company Response: We advise the Staff that we have added the disclosure below to the Risk Factor section of our amended Registration Statement:

“Our loan agreement with our senior secured lender contains a number of affirmative and negative covenants which could restrict the manner in which we conduct business and, if we fail to comply with such covenants, it could restrict our ability to access the full amount available under the loan agreement and result in the acceleration of the debt extended pursuant to such loan agreement.
Our loan agreement with our senior secured lender, as amended on May 20, 2013, which is secured by substantially all of the assets used in our continuing operations, contains various financial covenants and other restrictions applicable to us which could reduce our flexibility in conducting our operations by limiting our ability to borrow money and may create a risk of default on our debt if we cannot continue to satisfy these covenants, including provisions that:

•require us to satisfy financial statement delivery requirements;

•
require us to meet certain financial tests. For example, our loan agreement requires us to maintain an asset coverage ratio of at least 1.25 to 1, measured on a monthly basis, and to maintain an aggregate balance of eligible accounts receivable and inventory equal to or greater than the outstanding advances due under the loan agreement;

•
restrict our ability and our subsidiaries’ ability to borrow additional funds, dispose of all or substantially all assets, or engage in mergers or other business combinations in which we are not the surviving entity without lender consent;

•require consent for a change in control; and
•restrict our ability to pay dividends or repurchase our common stock.

As of the quarter ended March 31, 2013, our asset coverage ratio was 1.2 to 1. In connection with the loan amendment we and our senior secured lender executed on May 20, 2013, we received a waiver from our senior secured lender of the default in the asset coverage ratio. As of May 31, 2013, our asset coverage ratio was 2.09 to 1. If we are unable to comply with the covenants and other obligations under the loan agreement in the future, we would need to seek amendments and/or waivers from our senior secured lender. However, no assurance can be given that the lender would agree to any such amendments or waivers. If we default in any of the affirmative or negative covenants applicable to us or otherwise default in the loan agreement, the lender could, among other things, declare a default, accelerate the maturity date of indebtedness and, if we are unable to repay, exercise its rights under the loan agreement to, among other things, foreclose on our assets. In addition, in the event our asset coverage ratio is below 1.35 at the end of any given month, then pursuant to the terms of our loan agreement, as amended, the interest rate on the outstanding indebtedness owed to our senior secured lender will automatically increase by 0.5% until such time that our asset coverage ratio is above 1.35.”

Selling Security Holders, page 9

3.
Staff Comment: Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. To the extent that any selling security holder is an affiliate of a broker-dealer, please disclose, if true, that (i) the selling security holder purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response: We advise the Staff that based on information provided by each of the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer with the exception of Ascendiant Capital Markets, LLC (“Ascendiant”). Ascendiant is a broker-dealer. The 45,000 warrant shares held by Ascendiant that are covered by the Registration Statement were not purchased by Ascendiant; rather, they were received by Ascendiant from the Company as transaction-based compensation for investment banking services. We have added a disclosure to footnote (8) of the Selling Security Holders table stating that Ascendiant is a registered broker-dealer and that the 45,000 warrant shares held by Ascendiant were received from the Company as transaction-based compensation for investment banking services.
Exhibit 5.1

4.
Staff Comment: Please have counsel revise the last paragraph of its opinion to consent to being named in the registration statement. For guidance, refer to Section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Company Response: We advise the Staff that our General Counsel has revised the last paragraph of his opinion to include his consent to the reference to his name under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement.
We trust that you will find the foregoing to be fully responsive to the Staff’s comments. In light of these responses, the Company formally requests acceleration of the effective date of the pending registration statement and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact the undersigned at 586-948-9534 or klombardo@qtww.com.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President-Legal and General Counsel